24-10172

Ronald S. Tucker



Attorney at Law
79860 Tangelo
La Quinta, CA 92253
(760) 771-0036
Fax: (760) 771-4191

RECEIVED

FEB - 8 2007

DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES



February 1, 2007

Securities & Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

RE: RX Healthcare Systems, Ltd. - Form 1 - A Offering Statement

Gentle Persons:

Enclosed please find the following:

1.   Seven Copies of Form 1-A, one manually signed, pages 1 through 32.
2.   Seven Copies of Exhibits to Form 1-A, pages 33 through 112.
3.   A copy of this letter and a self addressed envelop.



Please note that the Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to be qualified by operation of the terms of Regulation A..

Please direct your written comments to undersigned at the above address and a copy to Malcolm D. Crawford, 3631 East 7th Avenue Parkway, Denver, CO 80602. Voice communications can be directed to the undersigned at the above number, in his absence, to Malcolm D. Crawford, at (303) 388-7752.

Please acknowledge receipt of the enclosed by stamping the enclosed copy of this letter on filing and return it to me in the self addressed envelop.

Sincerely,

Ronald S. Tucker



Board of Directors
Page 2
February 1, 2007

Your attention is called to the fact that the opinions expressed herein are limited in all respects to matters of Colorado corporate law. I express no opinion concerning the requirements of any other law, rule or regulation, state or federal, applicable to the Company, or the Offering.

Based upon and subject to the foregoing, it is my opinion that:

1. The Company has been duly organized and is validly existing in good standing as a corporation under the laws of the State of Colorado, with the corporate power and authority to own its property and conduct its business as now conducted as described in the Prospectus.

2. The number of Units to be sold in the Offering, the Common Stock and Warrants to be issued in the Offering (including the shares underlying the Warrants) will be duly authorized and, when sold and paid for in accordance with the terms set forth in the Offering Circular, and certificates representing such shares in the form provided are duly and properly issued, will be validly issued, fully paid and non-assessable, with no personal liability for the payment of the Company's debts arising solely by virtue of the ownership thereof; such issuance and sale will not be in violation of or subject to any preemptive rights provided for by Colorado law or by the Certificate of Incorporation.

Sincerely,



Malcolm D. Crawford